February 9, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

S&P Global Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2016 and September 30, 2016, which were filed on July 28, 2016 and November 3, 2016, respectively, and the issuer’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on February 9, 2017.

S&P Global Inc.

/s/ Katherine J. Brennan
Name:    Katherine J. Brennan
Title:    Senior Vice President, Deputy General Counsel & Corporate Secretary